Transfer Agent and Shareholder Services Fee Letter

for

the Funds listed on Schedule A

each a series of

Pinnacle Capital Management Funds Trust

This Transfer Agent and Shareholder Services Fee Letter (this “Fee Letter”) dated February 28, 2024, applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to Pinnacle Capital Management Funds Trust (the “Trust”) for the Funds listed on Schedule A (individually referred to herein as a “Fund” and collectively as the “Funds”) pursuant to that certain Master Services Agreement dated February 1, 2020, and the Transfer Agent and Shareholder Services Addendum dated February 1, 2020 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

1.	Fees

1.1.	For the Transfer Agent and Shareholder Services provided under the Transfer Agent and Shareholder Services Addendum, Ultimus shall be entitled to receive a fee from the Trust, the Funds, or the Adviser (as hereinafter defined) on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, computed with respect to each Fund as follows:

[REDACTED – Fees have been excluded because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

1.2.	The Trust, the Funds, or the Adviser agree to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge [REDACTED] on any amounts that remain unpaid beyond such 30-day period. Acceptance of such late charge shall in no event constitute a waiver by Ultimus of the Trust’s, the Funds’, or the Adviser’s default or prevent Ultimus from exercising any other rights and remedies available to it.

2.	Out-Of-Pocket Expenses

In addition to the above fees, the Trust, the Funds, or the Adviser will reimburse Ultimus or pay directly certain out-of-pocket expenses incurred on the Funds’ behalf, including, but not limited to, postage, confirmations, statements, printing, telephone lines, Internet access fees, bank service charges, Fund specific Fund/Serv and Networking costs, and other industry standard transfer agent expenses.

3.	Term

3.1.	Initial Term. This Fee Letter shall continue in effect until the expiration of the Master Services Agreement’s Initial Term (the “Initial Term”).

3.2.	Renewal Terms. After the Initial Term, this Fee Letter shall automatically renew for successive one-year periods (each a “Renewal Term”) unless Ultimus, the Trust, or the Adviser gives written notice of termination at least 90 days prior to the end of the Initial Term or the then-current Renewal Term.

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3.3.	Termination. Ultimus or the Trust may terminate the Agreement entirely or on behalf of a Fund as set forth in the Agreement. Any such termination shall be treated as a termination of this Fee Letter with respect to the Fund(s), in which case the Adviser shall be responsible for payment of any amounts required to be paid under the Agreement, including, without limitation, any applicable Early Termination Fee, any reimbursements for cash disbursements made by Ultimus and any fee for post-termination de-conversion or liquidation services.

3.4.	Early Termination. Any Early Termination under the Agreement with respect to a Fund shall subject the Adviser to paying an “Early Termination Fee” equal to the fee amounts due to Ultimus through the end of the then-current term as calculated in this Fee Letter, including the repayment of any negotiated discounts provided by Ultimus during the then-current term.

3.5.	Liquidation. Upon termination of the Agreement with respect to a Fund due to the liquidation of the Trust or a Fund, Ultimus shall be entitled to collect from the Adviser (i) the compensation described in this Fee Letter for the lesser of (a) a twelve-month period or (b) through the end of the then-current term, (ii) the amount of all of Ultimus’ cash disbursements reasonably made for services in connection with Ultimus’ activities in effecting such termination, including, without limitation, the delivery to the Trust or its designees of the Trust’s property, records, instruments, and documents, and (iii) a reasonable fee for post-termination liquidation services as mutually agreed to by Ultimus and the Trust.

4.	Fee Increases

Ultimus may annually increase the fees listed above by [REDACTED]

5.	Amendment

The parties may only amend this Fee Letter by written amendment signed by all the parties.

Signatures are located on the next page.

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The parties duly executed this Transfer Agent and Shareholder Services Fee Letter dated February 28, 2024.

	Pinnacle Capital Management Funds Trust on its own behalf and on behalf of the Funds		Ultimus Fund Solutions, LLC

By:	/s/ Kevin McClelland	By:	/s/ Gary Tenkman
Name:	Kevin McClelland	Name:	Gary Tenkman
Title:	CCO	Title:	Chief Executive Officer

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement.

Pinnacle Capital Management, LLC

By:	/s/ Kevin McClelland
Name:	Kevin McClelland
Title:	CCO

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